EXHIBIT 99.1



                     DISAFFILIATION OF AN AFFILIATED COMPANY

1.   Disaffiliated

          - Company name      : Cogonotec Korea Co., Ltd.

          - Equity capital    : 1,000(Million Won)

          - Total assets      : 749(Million Won)

          - Major business    : Sales of IT solution for financial companies

2.   Name of company group: POSCO

3.   Total number of affiliated companies:

          - before disaffiliation  : 15

          - after disaffiliation   : 14

4.   Total assets of affiliates

         - before disaffiliation   : 20,835,336(Million Won)

         - after disaffiliation    : 20,834,587(Million Won)

5.   Reasons for disaffiliation:

          Liquidation of a Cogonotec Korea Co.,Ltd